Exhibit 6.5

Shinju Spirits, Inc. SETO Holdings, Inc October 1, 2025 To: Mr. Tomoya Daimon Dear Tomoya - san, On behalf of Shinju Spirits, Inc. and Seto Holdings, Inc., we are pleased to formally extend to you this appointment as Director of Production & Market Integration – Japan and Board Member, Shinju Spirits, Inc., together with an advisory board role at Seto Holdings, Inc. This appointment reflects our appreciation for your contributions over the past five years, your cultural and operational expertise, and our shared vision for long - term growth in Japan and abroad. I. Role Overview You will serve as the primary operations liaison between Shinju Spirits, Inc., Yabu Distillery, and other Japanese distilleries, focusing on alignment of production logistics, regulatory coordination, product development, sales execution, and hospitality integration across Japan. II. Core Responsibilities 1. Strategic Partnership Facilitation – Act as principal liaison among Yabu Distillery, With One Co., other Japanese distilleries, and Shinju Spirits, Inc., ensuring cross - team alignment and delivery of shared objectives. 2. Production Oversight – Coordinate execution of production agreements, investment schedules, and related contractual obligations. 3. Operational Management – Manage bottling schedules, barrel procurement, and co - pack execution for Shinju expressions at Yabu.

4. Product Development – Support development of Japan-exclusive and export-focused SKUs (e.g., Black Pearl, Yasuke Edition, White Pearl Reserve) and specialty cask finishing programs.

5. Hospitality Programs – Oversee Shinju Distillery Incentive Hospitality Programs (VIP visits, tastings, tourism, and cultural experiences).

6. Regulatory & Sales Readiness – Partner with With One Co. to manage compliance, SKU registration, and domestic retail readiness.

7. Restaurant Integration – Manage Shinju product placement, inventory flow, and staff training at the Yabu Distillery Restaurant in Osaka.

8. Sales & Distribution Support – Facilitate sales forecasting, distributor onboarding, and retail partnerships across Japan.

III. Collaboration Structure

- **Reports To:**
  - Janon Costley, CEO – Shinju Spirits, Inc.
  - Ryan Dolder, CFO – Shinju Spirits, Inc.

IV. Terms of Appointment

- **Titles**:
  - Director of Production & Market Integration – Japan
  - Board Member – Shinju Spirits, Inc.
  - Advisory Board Member – Seto Holdings, Inc.
- **Compensation**:
  - Monthly retainer: $3,000 USD, payable monthly (Net 15).
  - Project-based incentives as applicable (to be scoped and approved in advance).
- **Equity**:
  - Participation in equity pool for shares in Seto Holdings, Inc. (publicly traded).
  - Specific allocations to be defined in the definitive equity agreement.

• Term & Termination: ƕ This appointment is at - will. Either party may terminate this agreement upon 30 days’ written notice to the other party. V. Acknowledgement Your appointment underscores our commitment to operational excellence, cultural fluency, and brand integration across Japan and the U.S. Upon your acceptance, we will prepare and execute definitive agreements setting forth the detailed terms and conditions for your executive and board roles. Sincerely, Janon Costley CEO & Co - Founder Shinju Spirits, Inc. Date: CEO & Chairman Seto Holdings, Inc. Date: 10/1/25 Ryan Dolder /s/ Ryan Dolder CFO Shinju Spirits, Inc. Date: 10/1/25 Janon Costley 10/1/25

Acknowledgement and Acceptance I, Tomoya Daimon, hereby accept the appointment as Director of Production & Market Integration – Japan and Board Member, Shinju Spirits, Inc., as outlined above. Tomoya Daimon /s/ Tomoya Daimon Date: 10/20/25